 ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, N
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com


05005205

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 20 December 2004

ORK – Trade subject to notification – options

Under its share option programme for senior management, Orkla has awarded Managing Direcor Håkon Chr. Andersen, Orkla Foods, 4,000 new options. He will be entitled to buy a corresponding number of Orkla shares at a strike price of NOK 205.70. These options may not be exercised until after the publication of Orkla's financial results for 2007 (in February 2008) and will expire on 15 December 2010.

Moreover, Orkla ASA is obliged to award Andersen additionally 4,000 options in November next year assumed a permanent post without given notice of termination of employment. After this Håkon Chr. Andersen holds 17,334 options and 9,368 shares in Orkla ASA.

After this transaction a total of 1,928,845 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,521,071 own shares.

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P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel: +47 22544430

Date: 14 December 2004

ORK – Transfer of own shares to employees

With reference to the notice to Oslo Stock Exchange dated 26.11.2004 regarding Orkla's offer to its employees to buy Orkla-shares. Today Orkla has transferred 224,940 Orkla-shares to its employees.

After this transaction Orkla owns 6,526,405 Orkla-shares. Orkla has also issued a total of 1,930,179 options. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.